

April 14, 2026

Amir Heshmatpour
Chief Executive Officer and President
NeOnc Technologies Holdings, Inc.
23975 Park Sorrento, Suite 205
Calabasas, CA 91302

> **Re: NeOnc Technologies Holdings, Inc.**
> **Registration Statement on Form S-3**
> **Filed April 10, 2026**
> **File No. 333-294999**

Dear Amir Heshmatpour:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Chris Edwards at 202-551-6761 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Thomas J. Poletti, Esq.